Calgary, Alberta May 11, 2010

NEWS RELEASE:	Paramount Resources Ltd. Financial and Operating Results For The Three Months Ended March 31, 2010

Paramount Resources Ltd. (TSX: POU) ("Paramount" or the "Company") announces its financial and operating results for the three months ended March 31, 2010.

FINANCIAL AND OPERATING HIGHLIGHTS(1)
($ millions, except as noted)

Three Months Ended	March 31, 2010	March 31, 2009	Change %
Financial
Petroleum and natural gas sales	48.9	40.2	22
Funds flow from operations	21.6	17.6	23
Per share – diluted ($/share)	0.30	0.27	11
Net loss	(14.5)	(23.7)	(39)
Per share – diluted ($/share)	(0.20)	(0.36)	(44)
Exploration and development capital expenditures	66.8	55.5	20
Investments - market value	341.1	256.2	33
Total assets	1,133.0	1,139.0	(1)
Net debt	117.2	143.0	(18)
Common shares outstanding (thousands)	72,342	66,125	9

Operating
Sales volumes
Natural gas (MMcf/d)	50.2	51.1	(2)
Oil and NGLs (Bbl/d)	3,514	3,398	3
Total (Boe/d)	11,875	11,912	-
Gas weighting	70%	71%	(1)

Average realized price
Natural gas ($/Mcf)	5.59	5.73	(2)
Oil and NGLs ($/Bbl)	74.78	45.38	65
Net wells drilled	67	16	319

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions in the “Advisories” section of this document.

First Quarter 2010 Overview

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Funds flow from operations in the first quarter of 2010 increased by $4.0 million from the first quarter of 2009 due primarily to the impact of a higher netback partially offset by lower settlements of financial commodity contracts.

Principal Properties

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Netback before settlements of financial commodity contracts increased by $14.2 million to $23.7 million in the first quarter of 2010 due primarily to higher sales prices and lower operating costs.

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The Kaybob COU drilled five (2.0 net) wells and brought six (3.7 net) wells on production in the quarter. During 2009 and 2010, Paramount has drilled four (2.7 net) horizontal wells in the deep basin at Kaybob, with per well production rates of up to 8.3 MMcf/d (4.2 MMcf/d net) during the first month of production.

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The Grande Prairie COU drilled five (4.8 net) wells and acquired two (1.8 net) producing wells. Sour gas facility compression at Karr-Gold Creek was doubled to 8 MMcf/d of raw gas capacity. Over the past two years, Paramount has drilled eight (8.0 net) Montney horizontal wells at Karr-Gold Creek, with per well stabilized test rates of up to 13.4 MMcf/d. For more detailed information on the Kaybob and Grande Prairie horizontal wells refer to Paramount’s review of operations.

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The Northern COU drilled and completed five (4.9 net) wells in the Cameron Hills area. Production from one of the wells is anticipated in the fourth quarter, the remaining four wells were suspended.

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The Southern COU drilled nine (9.0 net) coal bed methane wells, which are expected to be tied-in later in the year, at the completion of the 17 well drilling program. The Southern COU also drilled one (1.0 net) Mannville formation well.

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In the United States Paramount operates through Summit Resources Inc. (“Summit”), a wholly owned subsidiary. In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota. Under the agreement, which covers approximately 39,900 net acres of Summit's undeveloped North Dakota lands, the U.S. company has committed to carry out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit's interests in these lands (19,950 net acres). Paramount anticipates that with successful results Summit will be in a position to pursue a significant ongoing drilling and development program in the Bakken play in North Dakota.

Strategic Investments

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Paramount completed a 45 well delineation program on its 100 percent owned Hoole Bitumen lease. An updated independent oil sands resource evaluation, incorporating the recent drilling results, is anticipated to be completed during the second quarter.

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In May 2010, Paramount agreed to acquire the remaining Class A Shares in Redcliffe Exploration Inc. (“Redcliffe”) in a transaction valuing Redcliffe at $68.5 million.

Corporate

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Paramount renewed its credit facility in April 2010, with the borrowing base and lender commitments remaining at $125 million.

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In April 2010, the Company received approval for a normal course issuer bid expiring in April 2011, under which Paramount may acquire up to 3,626,476 common shares.

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Corporate general and administrative costs decreased 31 percent to $2.7 million from $3.9 million in the first quarter of 2009.

Outlook

Paramount's 2010 exploration and development budget remains at $130 million, excluding land purchases and acquisitions. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors. First quarter production of 11,875 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of approximately 13,000 Boe/d.

Subsequent Event

In May, Paramount announced that it had entered into an agreement with Redcliffe to acquire the remaining 82 percent of the issued and outstanding Class A Shares of Redcliffe not already owned for cash consideration of $0.42 per Redcliffe Class A Share, after conversion of all outstanding Class B Shares to Class A Share on a 10-for-1 basis. The purchase price values Redcliffe at approximately $68.5 million, including assumption of Redcliffe’s estimated net debt of approximately $12.5 million at closing. The transaction is subject to Redcliffe shareholder approval.

The transaction will solidify Paramount’s significant Peace River Arch lands targeting the Montney and Nikanassin formations at Karr-Gold Creek and will add to Paramount’s inventory of high quality liquids-rich gas prospects.

The acquired assets include:

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approximately 115,000 (65,000 net) acres of undeveloped land, valued at $30 million by Paramount, of which 48,000 (24,000 net) acres is in proximity to Paramount’s Karr-Gold Creek project;

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approximately 850 Boe/d of production; and

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proved plus probable reserves of 3.35 MMBoe consisting of 2.05 MMBoe of gas and 1.30 MMBbl of oil and NGLs, at December 31, 2009.

ADDITIONAL INFORMATION

A copy of Paramount's review of operations, Management's Discussion and Analysis and unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2010 can be obtained at http://media3.marketwire.com/docs/511pou.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

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expected production volumes;

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planned exploration and development budget;

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budget allocations and capital spending flexibility;

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planned per well cost reduction and improved reserve recovery in the Kaybob COU;

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planned improved reserve recovery and well performance in the Grande Prairie COU;

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expected future plans relating to the North Dakota properties;

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expected drilling programs, well tie-ins, facility expansions, completions,  and the timing thereof;

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planned timing of the Hoole and resource evaluation;  and

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the agreement to acquire Redcliffe, including obtaining the necessary Redcliffe shareholder approval.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the uncertainty of estimates and projections relating to future production, costs and expenses;

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the ability to secure adequate product processing, transportation and storage;

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the uncertainty of exploration, development and drilling;

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operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

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the ability to obtain equipment, services, supplies and personnel in a timely manner;

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potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates;

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the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

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changes to the status or interpretation of laws, regulations or policies;

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the timing of governmental or regulatory approvals;

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changes in general business and economic conditions;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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failure to obtain necessary Redcliffe shareholder approval;  and

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the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

NON-GAAP MEASURES

In this document "Funds flow from operations", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts", "Investments – market value", and "Net Debt", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Working capital deficit (surplus) equals current assets less current liabilities less risk management assets and liabilities and stock-based compensation liabilities. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Investments – market value includes Paramount’s publicly traded investments in Trilogy, MGM, Nuloch, Redcliffe and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

OIL AND GAS MEASURES AND DEFINITIONS

This document contains disclosure expressed as “Boe”, “MBoe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

www.paramountres.com

Phone: (403) 290-3600

Fax: (403) 262-7994